UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mereo BioPharma Group plc

 ("Mereo" or the "Company")

Notification of Director Dealing

London, 26 April 2019 - Mereo BioPharma Group plc (AIM: MPH), a clinical stage UK based biopharmaceutical company focused on rare diseases, received notification that on 23 April 2019, Deepa Pakianathan, a non-executive director of Mereo, received 256,734 American Depositary Shares in the Company, as set out in the following table.

The below announcement and notification is made in accordance with the EU Market Abuse Regulation.  The form required under the EU Market Abuse Regulation follows.

1	Details of the person discharging managerial responsibilities
a)	Name	Deepa Pakianathan
2	Reason for the notification
a)	Position/status	Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group Plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Mereo BioPharma Group plc American Depositary Shares (“ADSs”). Each ADS represents five ordinary shares of nominal value GBP 0.003 each in Mereo BioPharma Group Plc. ADSs – ISIN: 589492107
b)	Nature of the transaction	Issue of ADSs in consideration for the acquisition of stock in OncoMed Pharmaceuticals, Inc.
c)	Price(s) and volume(s)
Price(s)	Volume(s)
0.127694 Stock Units in OncoMed Pharmaceuticals, Inc per ADS	256,734 ADSs

d)	Aggregated information: volume, Price	Aggregated volume: 256,734 ADSs Aggregated price: 2,010,542 stock units in OncoMed Pharmaceuticals, Inc.
e)	Date of the transaction	2019-04-23
f)	Place of the transaction	Outside Trading Venue.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2019

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
	Name:	Charles Sermon
	Title:	General Counsel